Mail Stop 3561

March 23, 2010

VIA U.S. MAIL

Jonathan C. Gold
Senior Vice President, General Counsel, and Secretary
Quality Distribution, Inc.
4041 Park Oaks Boulevard, Suite 200
Tampa, FL 33610

Re: **Quality Distribution, LLC**
QD Capital Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed March 17, 2010
File No. 333-163868 & -01 to -14

Form 10-K for the Fiscal Year Ended December 31, 2008
March 13, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2009
Filed November 6, 2009
File No. 000-24180

Dear Mr. Gold:

We have reviewed your response to our letter dated February 16, 2010 and have the following additional comments. Please note that page references refer to the marked version of your document filed on EDGAR.

Note 7. Restructuring

1. Please revise the notes to the Company's financial statements to include a reconciliation of the beginning and ending balances in the Company's restructuring reserves for the year ended December 31, 2008 in addition to that presented for 2009 as required by paragraph 50-1 of ASC Topic 420-10-50.

Note 14. Long-Term Indebtedness

2. We note the disclosures that have been included on pages F-30 and F-42 of the financial statements in response to our prior comment number 8 but do not believe that the revisions made to the financial statements provide sufficient detail as to the accounting treatment that was used for the note exchanges and redemptions that occurred in October of 2009. Please revise Note 14 so that the disclosures provided are in a level of detail consistent with the Company's

response to our prior comment number 19 as included in our comment letter dated January 8, 2010.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via facsimile (312) 984-3150
William E. Turner II , Esq.
Barack Ferrazzano Kirschbaum & Nagelberg LLP